Simon Says
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Language Development_Mila - TRANSLATED
Created on: 2021-05-20 15:55:36
Project Length: 00:07:44
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File Name: Language Development_ Mila (en).mp4
File Length: 00:03:52

FULL TRANSCRIPT (with timecode)

00:00:48:12 - 00:00:49:26
They open carefully

00:00:54:21 - 00:00:56:21
tomato

00:01:02:12 - 00:01:10:01
Do you want to say there if you go? Does he want it?

00:01:15:18 - 00:01:43:28
You want to eat one thousand and ten kilograms. It's not good this year, hello, hello

00:01:46:18 - 00:02:11:05
animalshelter in Chinese

00:02:26:18 - 00:02:34:09
What if you are so hungry?

00:02:36:24 - 00:02:42:05
Who cooks after eating? Who cooks at home?

00:02:44:00 - 00:03:37:25
There are moms and dads in my home. You love it. I don't know. There are so many colors. You can buy a color. Then your grandma's rtsanotherinstance laughs.

00:03:44:00 - 00:03:44:24
Pair of ice cream

Commented [1]: 他们小心点开

Commented [2]: 西红柿

Commented [3]: 是否你去了还要不要再说那里啊他想要吗

Commented [4]: 你想吃条一千零一十公斤今年不好你好你好

Commented [5]: animalshelter 中文

Commented [6]: 那你肚子好饿好饿了怎么办

Commented [7]: 吃饭了谁煮饭在家里谁做饭

Commented [8]: 的家里有妈妈和爸爸到了你爱不是我不知道了很多颜色你看你能买一个颜色然后你奶奶的 rtsanotherinstance 他笑

Commented [9]: 对冰淇淋